December 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tom Kluck

Re:	Request for Acceleration of Effectiveness
Apollo Residential Mortgage, Inc.
Registration Statement on Form S-3
File No. 333-208225

Dear Mr. Kluck:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Apollo Residential Mortgage, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-3 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on December 18, 2015, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company represents that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

[Signature page follows]

Sincerely,
Apollo Residential Mortgage, Inc.

/s/ Teresa D. Covello

Teresa D. Covello
Chief Financial Officer, Treasurer and Secretary